Exhibit 2.1
ACQUISITION AGREEMENT
DATED AS OF MAY 19, 2008
AMONG
CALAVO GROWERS, INC.
AND
LECIL E. COLE, SUZANNE COLE-SAVARD, GUY COLE, ERIC WEINERT, AND
LECIL E. COLE AND MARY JEANETTE COLE, AS TRUSTEES OF THE LECIL E.
AND MARY JEANETTE COLE REVOCABLE TRUST DATED OCTOBER 19, 1993

ACQUISITION AGREEMENT
     This Acquisition Agreement (the “Acquisition Agreement”) is entered into as of May 19, 2008 among Calavo Growers, Inc., a California corporation (“Calavo”), and Lecil E. Cole (“Mr. Cole”), Eric Weinert, Suzanne Cole-Savard, Guy Cole, and Lecil E. Cole and Mary Jeanette Cole, acting jointly and severally as trustees of the Lecil E. and Mary Jeanette Cole Revocable Trust dated October 19, 1993, also known as the Lecil E. and Mary Jeanette Cole Revocable 1993 Trust (the “Cole Trust”).
RECITALS
     A. The Cole Trust, Suzanne Cole-Savard, and Guy Cole (referred to in this Acquisition Agreement as the “HS Shareholders”) are the only shareholders of Hawaiian Sweet, Inc. (also known as Tropical Hawaiian Products), a corporation formed under the laws of the State of California (“HS”), and Mr. Cole is the Chief Executive Officer of HS. The HS Shareholders desire to sell to Calavo, and Calavo desires to purchase from the HS Shareholders, all of the outstanding shares of the capital stock of HS (referred to in this Acquisition Agreement as the “HS Shares”) on the terms set forth in this Acquisition Agreement. The Cole Trust owns 68.0% of the HS Shares, and 16.0% of the HS Shares are owned by each of Suzanne Cole-Savard and Guy Cole.
     B. Mr. Cole and Eric Weinert (referred to in this Acquisition Agreement as the “HP Owners”) are the only members of CW Hawaii Pride, LLC (also known as Hawaii Pride, LLC), a limited liability company formed under the laws of the State of Hawaii (“HP”). The HP Owners desire to sell to Calavo, and Calavo desires to purchase from the HP Owners, all of the outstanding limited liability company membership and ownership interests of HP (referred to in this Acquisition Agreement as the “HP LLC Interests”) on the terms set forth in this Acquisition Agreement. Mr. Cole owns 90.0% of the HP LLC Interests, and Mr. Weinert owns 10.0% of the HP LLC Interests.
     C. Concurrently with the execution and delivery of this Acquisition Agreement, Calavo and the Cole Trust have entered into an Agreement and Escrow Instructions for Purchase and Sale of Real Property (Farmlands) (referred to in this Acquisition Agreement as the “Real Estate Contract”), dated the same date as this Acquisition Agreement, pursuant to which Calavo or its assignee will purchase from the Cole Trust approximately 727 acres of agricultural land located in Pahoa, Hawaii (the “727 Acres”) for a purchase price of $1,500,000. The closing of the transactions contemplated by this Acquisition Agreement will occur on the same date as the closing of Calavo’s (or its assignee’s) purchase of the 727 Acres under the Real Estate Contract.
     D. As described in Section 4.10 of this Acquisition Agreement, (1) Calavo is entitled to make an election under Section 338(h)(10) (the “Section 338(h)(10) Election”) of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to Calavo’s purchase of the HS Shares, and, (2) if Calavo decides to make the Section 338(h)(10) Election, the HS Shareholders shall also make the Section 338(h)(10) Election based upon Calavo’s agreement to reimburse them for the additional taxes that may be paid by them as a result of the election.

     NOW, THEREFORE, in consideration of the foregoing and other good and valuable consideration, the receipt of which hereby is acknowledged, Calavo, the HS Shareholders, and the HP Owners hereby agree as follows:
ARTICLE 1
PURCHASE OF THE HS SHARES AND HP LLC INTERESTS; PURCHASE PRICE
     1.1 Purchase and Sale of the HS Shares. Subject to the terms of this Acquisition Agreement, at the closing of the transactions contemplated by this Acquisition Agreement (the “Closing”), the HS Shareholders shall sell to Calavo, and Calavo shall purchase from the HS Shareholders, all of the HS Shares, which shall constitute all issued and outstanding shares of the capital stock of HS. The Closing shall occur on May 30, 2008, which is referred to in this Acquisition Agreement as the “Closing Date.”
     1.2 Purchase and Sale of the HP LLC Interests. At the Closing, the HP Owners shall sell to Calavo, and Calavo shall purchase from the HP Owners, all of the HP LLC Interests, which shall constitute all issued and outstanding membership and ownership interests of HP.
     1.3 The Closing. Article 5 of this Acquisition Agreement describes the documents that the parties shall deliver to each other at the Closing.
     1.4 Purchase Price for the HS Shares and HP LLC Interests.
          (a) The aggregate purchase price payable by Calavo for the HS Shares and the HP LLC Interests (the “Purchase Price”) is (1) $3,500,000 plus (2) the earn-out payments calculated and paid in the manner described in Section 1.6 (the “Earn-Out Payments”). The Purchase Price shall be allocated to the HS Shareholders and the HP Owners as follows:

HS Shareholders	71.4%

HP Owners	28.6%
          (b) The portion of the Purchase Price allocable to the HS Shareholders shall be paid by Calavo to each HP Shareholder in accordance with the shareholder’s ownership interest in HS, and the portion of the Purchase Price allocable to the HP Owners shall be paid by Calavo to each HP Owner in accordance with his ownership interest in HP, as shown below:

Percentage of Purchase
Price Payable to the HS
Name of HS Shareholder or HP Owner	Shareholder or HP Owner
The Cole Trust, an HS Shareholder	68.0% x 71.4% = 48.6%

Suzanne Cole-Savard, an HS Shareholder	16.0% x 71.4% = 11.4%

Guy Cole, an HS Shareholder	16.0% x 71.4% = 11.4%

Percentage of Purchase
Price Payable to the HS
Name of HS Shareholder or HP Owner	Shareholder or HP Owner
Lecil E. Cole, an HP Owner	90.0% x 28.6% = 25.7%

Eric Weinert, an HP Owner	10.0% x 28.6% = 2.90%
          (c) The purchase price payable by Calavo or its assignee to the Cole Trust for the 727 Acres is $1,500,000 and shall be paid in accordance with the terms of the Real Estate Contract.
     1.5 Initial Purchase Price Payment. Concurrently with the execution and delivery of this Agreement, Calavo shall make an initial Purchase Price payment to the HS Shareholders and the HP Owners in the aggregate amount of $3,500,000, payable by immediately available funds to accounts designated by the HS Shareholders and the HP Owners or by cashier’s checks, allocated as follows:

The Cole Trust, an HS Shareholder	$1,701,000

Suzanne Cole-Savard, an HS Shareholder	399,000

Guy Cole, an HS Shareholder	399,000

Lecil E. Cole, an HP Owner	899,500

Eric Weinert, an HP Owner	101,500

Total Payment	$3,500,000
     1.6 Earn-Out Payments. Based upon the performance of HS and HP during each of the twelve-month periods ending May 31, 2009 and May 31, 2010, the HS Shareholders and the HP Owners shall be entitled to receive Earn-Out Payments from Calavo ranging from a minimum aggregate amount of $5,000,000 to a maximum aggregate amount of $9,000,000, calculated and paid as follows:
          (a) Calculation of the Earn-Out Payments. Each year’s Earn-Out Payment shall equal the combined EBITDA of HS and HP for the twelve-month period ending May 31, 2009 or May 31, 2010, as applicable, multiplied by 2.5, and payable within 30 days after EBITDA has been calculated and the calculation has been approved by Calavo’s independent registered public accounting firm, Calavo’s Board of Directors, and the Special Committee of Calavo’s independent directors formed in connection with this Acquisition Agreement (the “Special Committee”). Calavo shall calculate the Earn-Out Payment for each year in accordance with the following principles.
•	The Earn-Out Payment shall be calculated in accordance with United States generally accepted accounting principles (“GAAP”), except as otherwise described in this Section 1.6;

•	Only revenues from Hawaiian-sourced fruit (excluding revenues from pineapples or attributable to contracts with Maui Pineapple Company, Ltd.) shall be included in EBITDA, and commissions earned by Calavo from sales shall be excluded from EBITDA;

•	EBITDA shall exclude allocations by Calavo of corporate expenses to HS and HP and shall exclude other intercompany transactions between Calavo and HS or HP;

•	Regardless of the results of operations of HS and HP but subject to the adjustment provisions of Section 1.6(g), the Earn-Out Payment for the twelve-month period ending May 31, 2009 shall not be less than $2,500,000 or more than $4,500,000;

•	Regardless of the results of operations of HS and HP but subject to the adjustment provisions of Section 1.6(g), the Earn-Out Payment for the twelve-month period ending May 31, 2010 shall not be less than (1) $5,000,000, reduced by (2) the Earn-Out Payment for the twelve-month period ending May 31, 2009 (without giving effect to any reduction or increase in such Earn-Out Payment that is attributable to the adjustment provisions described in Section 1.6(g) below); and

•	Exhibit 1.6 attached to this Acquisition Agreement and incorporated herein contains an example of the calculation of the Earn-Out Payments.
          (b) Earn-Out Payment Payable to Each HS Shareholder and HP Owner. The amount of each year’s Earn-Out Payment owed to each HS Shareholder and HP Owner shall equal the aggregate Earn-Out Payment calculated for such year multiplied by the HS Shareholder’s or HP Owner’s respective ownership percentage that is set forth above in Section 1.4(b).
          (c) Operation of HS and HP After the Closing. During each of the twelve-month periods ending May 31, 2009 and May 31, 2010, HS and HP shall be accounted for by Calavo as separate profit and accounting units in order to permit calculation of the Earn-Out Payments. However, Calavo shall have the right at any time to merge HS and/or HP into Calavo or into any subsidiary of Calavo so long as Calavo is able to continue accounting for HS and HP as separate profit and accounting units prior to May 31, 2010. The HS Shareholders and the HP Owners acknowledge and agree that, after the Closing, Calavo shall control the operations of HS and HP by reason of its ownership of the HS Shares and the HP LLC Interests and that Calavo shall have the right to appoint the board of directors and management of HS and HP. Any material changes to the operations of HS or HP after the Closing must be approved by the Special Committee.
          (d) Imputed Interest or Original Issue Discount on the Earn-Out Payments. The HS Shareholders and HP Owners acknowledge and agree that, as required by the Code, interest or original issue discount on the Earn-Out Payments will be imputed based on the applicable federal rate specified by the Internal Revenue Service in accordance with the Code and the regulations thereunder, which will result in deductible interest for Calavo and ordinary income for the HS Shareholders and HP Owners.
          (e) Payments by Calavo. Calavo is entitled to make Earn-Out Payments via company checks payable to the HS Shareholders and the HP Owners.

          (f) Limits on Payments. Regardless of the performance of HS and HP, the aggregate Earn-Out Payments shall under no circumstances exceed $9,000,000, and the HS Shareholders and HP Owners shall not be entitled to any Earn-Out Payments with respect to the performance of HS and HP after May 31, 2010.
          (g) Adjustments to Earn-Out Payments. Notwithstanding any provision to the contrary in this Section 1.6:
               (1) If the Closing Date aggregate working capital of HS and HP (as calculated by Calavo in accordance with GAAP) is less than $700,000, then the aggregate Earn-Out Payments owed by Calavo to the HS Shareholders and the HP Owners under this Acquisition Agreement shall be reduced by an amount equal to the difference between $700,000 and the Closing Date aggregate working capital of HS and HP and such amount shall be applied as a reduction to the Earn-Out Payment that is otherwise payable by Calavo for the twelve-month period ending May 31, 2009;
               (2) If the Closing Date aggregate working capital of HS and HP (as calculated by Calavo in accordance with GAAP) is more than $700,000, then the aggregate Earn-Out Payments owed by Calavo to the HS Shareholders and the HP Owners under this Acquisition Agreement shall be increased by an amount equal to the difference between $700,000 and the Closing Date aggregate working capital of HS and HP and such amount shall be applied as an increase to the Earn-Out Payment that is otherwise payable by Calavo for the twelve-month period ending May 31, 2009;
               (3) If and to the extent that, prior to May 31, 2009, Calavo does not collect all of the accounts receivable that are shown on the Closing Date balance sheets of HS and HP (as such balance sheets are prepared by Calavo in accordance with GAAP), then the aggregate Earn-Out Payments owed by Calavo to the HS Shareholders and the HP Owners under this Acquisition Agreement shall be reduced by an amount equal to such uncollected accounts receivable and such amount shall be applied as a reduction to the Earn-Out Payment that is otherwise payable by Calavo for the twelve-month period ending May 31, 2009; and
               (4) If and to the extent that, prior to May 31, 2009, Calavo does not realize through product sales all inventory that is shown on the Closing Date balance sheets of HS and HP (as such balance sheets are prepared by Calavo in accordance with GAAP), then the aggregate Earn-Out Payments owed by Calavo to the HS Shareholders and the HP Owners under this Acquisition Agreement shall be reduced by an amount equal to the unrealized inventory and such amount shall be applied as a reduction to the Earn-Out Payment that is otherwise payable by Calavo for the twelve-month period ending May 31, 2009.
               (5) Subject to a maximum aggregate reduction of $200,000, Calavo is entitled to reduce the Earn-Out Payments that are otherwise owed to the HP Owners by all expenses that Calavo and/or HP incur after May 19, 2008 but prior to May 31, 2010 in connection with taking all corrective action that Calavo determines in its sole discretion is required or appropriate to ensure that all of HP’s real and personal property is in good operating condition and is free of defects or any other adverse conditions, and that such property is in full compliance with all applicable statutes, rules, and regulations, regardless as to whether third parties are responsible for any such defects or adverse conditions. To avoid double counting, the expenses described in the preceding sentence that are incurred by Calavo and/or HP shall not be included in the determination of EBITDA for purposes of calculating the amount of the Earn-Out Payments. The provisions of this Section 1.6(g)(5) are not intended in any manner to reduce the indemnification liability of the HS Shareholders and the HP Owners for a breach of any of their representations and warranties contained in Article 2 of this Acquisition Agreement, and the provisions of this Section 1.6(g)(5) are in addition to Calavo’s indemnification remedies under Article 7 of this Acquisition Agreement. The HS Shareholders are not entitled to receive the Earn-Out Payments that Calavo withholds from the HP Owners pursuant to this Section 1.6(g)(5).
ARTICLE 2
REPRESENTATIONS AND WARRANTIES OF
THE HS SHAREHOLDERS AND THE HP OWNERS
     Except as otherwise specifically described in the disclosure schedule (the “Disclosure Schedule”) delivered to Calavo by the HS Shareholders and the HP Owners concurrently with, or prior to, the execution and delivery of this Acquisition Agreement, Mr. Cole and all other HP Owners and HS Shareholders jointly and severally represent and warrant to Calavo that the following representations and warranties (in addition to any representations and warranties made by any of them elsewhere in this Acquisition Agreement) are accurate and complete as of the date of this Acquisition Agreement and that such representations and warranties will be accurate and complete as of the Closing Date as though remade on the Closing Date with references to the Closing Date substituted for references to the date of this Acquisition Agreement:
     2.1 Organization and Good Standing of HS and HP. HS is a corporation duly incorporated and organized, validly existing, and in good standing under the laws of the State of California. HP is a limited liability company duly formed and organized, validly existing, and in good standing under the laws of the State of Hawaii. Each of HS and HP is duly qualified and licensed to do its business and is in good standing in each jurisdiction in which the business transacted by it or the nature or location of its assets makes such qualification or licensing necessary. The HS Shareholders and the HP Owners have delivered to Calavo an accurate and complete copy, as amended to date, of the Articles of Incorporation and Bylaws of HS and of the Articles of Organization and Operating Agreement of HP.
     2.2 Capitalization of HS.
          (a) The following table lists the shareholders of HS and the number of HS Shares owned by each HS Shareholder. The shares listed in the following table constitute all of the issued and outstanding capital stock of HS and, except with respect to the rights granted to Calavo pursuant to this Acquisition Agreement, there are no outstanding options, warrants, contracts, subscriptions, commitments, or other rights of any character which may entitle any person to acquire any of the issued or unissued capital stock of HS.

	Number of HS Shares
	Owned by Each HS
Name of HS Shareholder	Shareholder
The Cole Trust	3,883.48	Shares

Suzanne Cole-Savard	913.76	Shares

Guy Cole	913.76	Shares
          (b) The HS Shareholders have good, lawful, and marketable title to, and record and beneficial ownership of, all of the issued and outstanding shares of the outstanding capital stock of HS. All such outstanding shares have been duly authorized, are fully paid and non-assessable, and were validly issued in compliance with all applicable statutes, regulations, and other laws. Each HS Shareholder owns his shares of the outstanding capital stock of HS free and clear of all liens, security agreements, shareholders’ agreements, voting trust agreements, and other claims and encumbrances.
          (c) At the Closing, upon the delivery to Calavo of the HS Shares by the HS Shareholders, Calavo will own all of the issued and outstanding capital stock of HS free and clear of all liens, security agreements, shareholders’ agreements, voting trust agreements, and other claims and encumbrances.
     2.3 Capitalization of HP.
          (a) Mr. Cole owns 90.0% of the issued and outstanding HP LLC Interests, and Eric Weinert owns 10.0% of the issued and outstanding HP LLC Interests. Except with respect to the rights granted to Calavo pursuant to this Acquisition Agreement, there are no outstanding options, warrants, contracts, subscriptions, commitments, or other rights of any character which may entitle any person to acquire any membership interest, economic interest, voting interest, or other right or interest in HP.
          (b) The HP Owners have good, lawful, and marketable title to, and record and beneficial ownership of, all of the issued and outstanding membership interests, economic interests, voting interests, and other rights and interests in HP. All such outstanding interests have been duly authorized, are fully paid and non-assessable, and were validly issued in compliance with all applicable statutes, regulations, and other laws. Each HP Owner owns his HP LLC Interests free and clear of all liens, security agreements, owners’ agreements, voting trust agreements, and other claims and encumbrances.
          (c) At the Closing, upon the delivery to Calavo of the HP LLC Interests by the HP Owners, Calavo will own all of the issued and outstanding membership interests, economic interests, voting interests, and other rights and interests in HP free and clear of all liens, security agreements, owners’ agreements, voting trust agreements, and other claims and encumbrances.

     2.4 Corporate Powers. Each of HS and HP has and holds the right and power, and all licenses, permits, authorizations, and approvals (governmental or otherwise), necessary to entitle it to use its name, to own and operate its properties and assets, and to carry on its business.
     2.5 Authority of the HS Shareholders and HP Owners. Each HP Shareholder and each HS Owner has the full right, power, and authority to execute and deliver this Acquisition Agreement and to consummate the transactions contemplated hereby. All acts and other proceedings required to be taken by each HP Shareholder and each HS Owner in order to enable such person to carry out this Acquisition Agreement and the transactions contemplated hereby have been taken. Mr. Cole and his spouse, Mary Jeanette Cole, have the full right, power, and authority to execute and deliver this Acquisition Agreement as trustees of the Cole Trust and to consummate the transactions contemplated hereby as trustees of the Cole Trust, and all acts and other proceedings required to be taken by Mr. and Mrs. Cole in order to enable them to carry out this Acquisition Agreement and the transactions contemplated hereby as trustees of the Cole Trust have been taken.
     2.6 Binding Effect. This Acquisition Agreement has been duly executed and delivered by the HS Shareholders and the HP Owners and (together with any agreements or instruments to be executed and delivered at the Closing by any such person) constitutes a legal, valid and binding obligation of each such person, enforceable in accordance with its terms.
     2.7 No Breach. Neither the execution and delivery of this Acquisition Agreement nor the consummation of any transaction contemplated hereby will, with or without notice or the passage of time, (1) violate any statute, rule, regulation, law, or judicial or administrative order, judgment or decree applicable to HS, HP, any HS Shareholder, or any HP Owner, (2) result in the breach of, cause an acceleration of the obligations under, permit the termination of, or otherwise constitute a default under, any corporate charter, bylaw, limited liability company operating agreement, lease, license, loan agreement, promissory note, deed of trust, mortgage, or other instrument, undertaking, commitment, or agreement to which HS, HP, any HS Shareholder, or any HP Owner is a party or is otherwise subject, (3) result in the creation of any lien or other encumbrance upon any of HS’s or HP’s assets, or (4) have a material adverse effect on the business or results of operations of HS or HP.
     2.8 Consents. Neither the execution and delivery of this Acquisition Agreement nor the consummation of any transaction contemplated hereby requires HS, HP, any HS Shareholder, or any HP Owner to obtain any consent, permit, or approval, or to make any filing or registration, under any statute, rule, regulation, law, or judicial or administrative order, judgment or decree applicable to HS, HP, any HS Shareholder, or any HP Owner or under any corporate charter, bylaw, limited liability operating agreement, lease, license, loan agreement, promissory note, deed of trust, mortgage, or other instrument, undertaking, commitment, or agreement to which HS, HP, any HS Shareholder, or any HP Owner is a party or is otherwise subject.
     2.9 Subsidiaries and Other Equity Investments. HS and HP do not, directly or indirectly, own any stock or other equity interest in any corporation, partnership, joint venture, trust, association, or other entity or business venture, and neither HS nor HP has any agreement or commitment to acquire any such equity interest.

     2.10 Interests of Owners of HS and HP. Except with respect to Mr. Cole’s business operations on the 727 Acres, no HS Shareholder or HP Owner (1) has any direct or indirect ownership interest in any supplier, customer, lessor, sublessor, or other person or entity which does business with HS or HP or (2) has any direct or indirect ownership interest in any assets or properties of HS or HP (other than solely by reason of such person’s ownership of HS Shares or HP LLC Interests). The business of HS and HP has been conducted only through HS and HP.
     2.11 Financial Statements. The HS Shareholders and the HP Owners have provided Calavo with an accurate and complete copy of (1) the balance sheet of HS as of December 31, 2007 and the related statements of income for each of the years in the two-year period ended December 31, 2007 (the “HS Financial Statements”), and (2) the balance sheet of HP as of December 31, 2007 and the related statements of income for each of the years in the two-year period ended December 31, 2007 (the “HP Financial Statements”). The HS Financial Statements and the HP Financial Statements fairly present the financial position of HS and HP as of the respective dates of the balance sheets included in those financial statements and the results of HS’s and HP’s operations for the specified periods indicated therein. The aggregate working capital of HS and HP as of the Closing Date will not be less than $700,000.
     2.12 Undisclosed Liabilities. As of the respective dates of the balance sheets that are contained in the HS Financial Statements and the HP Financial Statements, neither HS nor HP had any liability of any nature (whether fixed, accrued, contingent, or otherwise) that was not fully reflected and reserved against in the HS Financial Statements or HP Financial Statements, respectively.
     2.13 Absence of Certain Changes. Since December 31, 2007:
          (a) Neither HS nor HP has incurred any liabilities of any nature (whether fixed, accrued, contingent, or otherwise), except liabilities incurred in the ordinary course of business;
          (b) There has been no material adverse change in the assets, liabilities, or financial condition of HS or HP;
          (c) There has been no material adverse change in the business prospects of HS or HP;
          (d) Neither HS nor HP has entered into (or agreed to enter into) any leases, loan agreements, or other agreements, except in the ordinary course of business;
          (e) Neither HS nor HP has purchased or otherwise acquired or sold, mortgaged, pledged, leased, or otherwise disposed of any of its assets (or agreed to take any of such actions), except in the ordinary course of business;
          (f) Neither HS nor HP has paid any dividends, or made any other distributions, to the HS Shareholders or the HP Owners, as applicable;

          (g) There has been no material damage, destruction, or other casualty loss with respect to property owned or leased by HS or HP (whether or not covered by insurance); and
          (h) The business of HS and HP in all other respects has been conducted only in its ordinary course.
     2.14 Internal Control Over Financial Reporting. Each of HS and HP has established and maintains internal control over financial reporting that (1) provides reasonable assurance regarding the reliability of its financial reporting and the preparation of its financial statements for external purposes in accordance with GAAP, (2) maintains records in reasonable detail accurately and reflecting its transactions and dispositions of assets, (3) provides reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that receipts and expenditures are being made only in accordance with the authorization of management, and (4) provides reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on financial statements. The internal control over financial reporting maintained by HS does not contain any significant deficiencies or material weaknesses, and the internal control over financial reporting maintained by HP does not contain any significant deficiencies or material weaknesses. Neither HS nor HP has used any improper accounting practices to incorrectly reflect or not reflect any of its assets, liabilities, revenues, or expenses.
     2.15 Receivables. The receivables of HS and HP are reflected properly on their books and records and are valid receivables subject to no setoffs or counterclaims, and all such receivables that exist as of the Closing Date will be reflected properly on each such entity’s books and records and will constitute valid receivables subject to no setoffs or counterclaims. All such receivables described in the preceding sentence have been or will be collected in the ordinary course of business at their recorded amounts.
     2.16 Real Property.
          (a) Except with respect to approximately 20 acres of land owned by HP located at 16-664 Milo Street, Keaau, Puna, Island and County of Hawaii, State of Hawaii, and identified as Third Division Tax Map Key 1-6-03, Parcel 19 (the “HP Real Estate”), neither HS nor HP owns, directly or indirectly, any real property, and neither HS nor HP occupies any real property other than as the lessee or sublessee thereof. The HP Real Estate is in compliance with all any applicable statutes, rules, and regulations (including, without limitation, zoning, land use and environmental statutes, rules, and regulations), and HP has not violated any such statutes, rules, or regulations in connection with its use of the HP Real Estate.
          (b) HP has good and marketable title to the HP Real Estate free and clear of any and all security interests, deeds of trust, mortgages, covenants, conditions, restrictions, easements, charges, claims, assessments, and other liens and encumbrances, except for: (1) current taxes (including assessments collected with taxes) not yet due and payable; (2) encumbrances, if any, that are not substantial in character, amount, or extent and do not materially detract from the value, or interfere with present use, or the ability of the owner of the

HP Real Estate to dispose of such real property; (3) a purchase money mortgage dated May 12, 2006, in the original principal amount of $1,304,550.73, in favor of Mr. Cole (the “Cole Mortgage”); and (4) a financing statement recorded on May 17, 2006 in favor of Mr. Cole (the “Cole Financing Statement”).
          (c) The Disclosure Schedule describes each lease and sublease of real property to which HS or HP is a party. An accurate and complete copy of each such lease or sublease has been delivered to Calavo by the HS Shareholders or the HP Owners. With respect to each such lease and sublease: (1) the lease or sublease is in full force and effect and is valid, binding, and enforceable, and the tenant or subtenant to the lease or sublease is entitled to quiet possession thereunder; (2) all rent and all other amounts owing under the lease or sublease are fully paid; (3) neither HS nor HP has assigned to any other person any of its right, title, and interest in and to the lease or sublease; (4) neither HS nor HP has violated any applicable statutes, rules, or regulations (including, without limitation, zoning, land use, and environmental statutes, rules, and regulations) in connection with its use of the property covered by the lease or sublease; and (5) neither HS nor HP is a party to any disputes regarding the lease or sublease.
     2.17 Leases of Personal Property.
          (a) Neither HS nor HP leases or subleases any personal property to any other person.
          (b) The Disclosure Schedule describes each lease or sublease by which HS or HP leases or subleases personal property from another person. With respect to each such lease and sublease: (1) the lease or sublease is in full force and effect and is valid, binding, and enforceable, and HS or HP is entitled to possession of the personal property thereunder; (2) all rent and all other amounts owing under the lease or sublease are fully paid; (3) neither HS nor HP has assigned to any other person any of its right, title, and interest in and to the lease or sublease; (4) neither HS nor HP has violated any applicable statutes, rules, or regulations (including, without limitation, zoning, land use, and environmental statutes, rules, and regulations) in connection with its use of the property covered by the lease or sublease; and (5) neither HS nor HP is a party to any disputes regarding the lease or sublease.
     2.18 Ownership and Use of Assets. Each of HS and HP is the lawful owner, lessee, or sublessee of each of the assets that is used in its business. Each of HS and HP owns, leases, or subleases such assets free and clear of all liens, security interests, or other claims or encumbrances, except as otherwise described in this Agreement. All such assets that consist of machinery, equipment, motor vehicles, or other tangible personal property or fixtures are free of material defects, are commercially usable and are in good operating condition and repair, ordinary wear and tear excepted.
     2.19 Bank Accounts. The Disclosure Schedule identifies all checking accounts, deposit accounts, securities accounts, safety deposit boxes, and other accounts and safekeeping arrangements constituting assets of HS and HP, together with the authorized signatories on each such account or arrangement.

     2.20 Insurance. The Disclosure Schedule describes all insurance policies that are currently maintained by each of HS and HP, listing the insurer, the type and period of coverage, the scope and amount of coverage, and deductible amounts. Each insurance policy is in full force and effect, and neither HS nor HP is in default of its obligations under the policy.
     2.21 Guarantees. Neither HS nor HP has guaranteed the liabilities or obligations of any other person.
     2.22 Loan Agreements. The Disclosure Schedule every loan or credit agreement, promissory note, letter of credit, or other borrowing arrangement under which HS or HP currently has borrowed any money, or is entitled to borrow, and lists the outstanding principal and accrued interest thereunder. Neither HS nor HP has made any outstanding loan to any person who is an officer or director of Calavo.
     2.23 Supplier and Customer Relationships.
          (a) The Disclosure Schedule lists (1) the top ten suppliers of agricultural products to HS and HP for the year ended December 31, 2007 and (2) the top ten customers of HS and HP for the year ended December 31, 2007. No such supplier or customer within the past twelve months has terminated its business relationship with HS or HP, and no such supplier or customer has threatened to terminate its business relationship with HS or HP.
          (b) The HS Shareholders and the HP Owners have not received written or oral notice that any supplier or customer of HS or HP intends to terminate its business relationship with HS or HP prior to or after the Closing Date.
     2.24 Other Agreements. In addition to agreements that are described in the Disclosure Schedule pursuant to any other section of this Article 2, the Disclosure Schedule describes each of the following agreements (written or oral) to which HS or HP is a party or is otherwise bound: (1) each agreement involving total payments by HS or HP over its term of more than $50,000; (2) each agreement under which the consequences of a default would have a material adverse effect on HS or HP; (3) each agreement with a term of over one year unless the agreement is terminable without penalty by HS or HP on no more than thirty days’ notice; and (4) each agreement not entered into by HS or HP in the ordinary course of business.
     2.25 Absence of Defaults. With respect to each lease, sublease, license, loan agreement, promissory note, deed of trust, mortgage, supply agreement, sales agreement, and other agreement to which HS or HP is a party or is otherwise subject: (1) neither HS nor HP is in default or breach of its obligations thereunder; and (2) no claim of default or breach has been made against HS or HP thereunder, and no event has occurred which, with the passage of time or the giving of notice, will result in the occurrence of a default or breach by HS or HP.
     2.26 Litigation. There is no litigation, arbitration, investigation, tax audit, or other claim or proceeding pending or, to the knowledge of the HS Shareholders and the HP Owners, threatened against HS or HP. Neither HS nor HP is in default under any judgment, order, writ, injunction, or decree of any Governmental Authority to which it is bound or otherwise subject. The HS Shareholders and the HP Owners are not aware of any audit, investigation, review, or other inquiry (or proposed audit, investigation, review, or inquiry) by any Governmental

Authority regarding any assets or business of HS or HP, and the HS Shareholders and the HP Owners are not aware of the existence of any dispute or potential dispute with any Governmental Authority regarding any aspect of the assets or business of HS or HP. As used in this Acquisition Agreement, the term “Governmental Authority” means any federal, state, local, or foreign governmental department, agency, court, or official and any arbitral body the decrees of which have the force of law.
     2.27 Compliance with Laws. Each of HS and HP is in compliance with all applicable statutes, rules, regulations, and other laws pertaining to its assets or the operation of its business. No claim has been made to HS or HP by any Governmental Authority (and no such claim is anticipated) to the effect that the business conducted by HS or HP fails to comply with any statute, rule, regulation, or other law or that a license, permit, certificate, or authorization (which has not promptly thereafter been obtained) is required with respect to the operation of such business.
     2.28 Environmental Matters. Each of HS and HP is conducting and has at all times conducted its business and operations (including, without limitation, its use and occupancy of the real property that it owns, leases, or subleases) in full compliance with all applicable statutes, rules, regulations, laws, permits, orders, and decrees pertaining to the protection of the environment, the treatment, emission, and discharge of pollutants and the use, handling, generation, storage, treatment, removal, transport, spillage, clean up, decontamination, discharge, or disposal (whether accidental or intentional) of any hazardous, toxic, or radioactive substances, materials, emissions, or wastes (collectively, “Environmental Laws”). Neither HS nor HP has received any written notice of claims or actions pending or threatened against it by any Governmental Authority or any other person relating to a violation or an alleged violation of any Environmental Laws, and there is no basis for any such claim or action.
     2.29 Proprietary Information. The Disclosure Schedule describes all copyrights, service marks, trademarks, trade names, logos, patents, licenses, and royalty rights, and registrations and applications for the foregoing items, under which the business of HS and HP is operated or in which either HS or HP possesses an interest (collectively, the “Proprietary Rights”). Except as described in the Disclosure Schedule: (1) there are no assignments, licenses, or sublicenses with respect to any of the Proprietary Rights; (2) there are no pending or, to the knowledge of the HS Shareholders and the HP Owners, threatened claims by any person with respect to the use by HS or HP of the Proprietary Rights; (3) no Shareholder or employee of HS or HP has an ownership interest in any of the Proprietary Rights; (4) to the knowledge of the HS Shareholders and the HP Owners, the Proprietary Rights do not infringe on the rights of any other person; and (5) HS and HP own or possess adequate rights to use all intellectual property used by them in connection with their respective businesses.
     2.30 Tax Matters.
          (a) HS and HP have filed, on a timely basis, all tax returns and estimates for all years and periods for which such tax returns and estimates were due, and all such returns and estimates were prepared in the manner required by applicable law. Each such tax return properly reflected, and did not understate, the income, the taxable income, and the liability for taxes of HS or HP in the relevant taxation period covered by the tax return. HS and HP have paid in full all taxes that are (or were) due and payable by them, and HS and HP have properly accrued all taxes payable by them and reflected such accrued taxes on their balance sheets. Neither HS nor HP has ever received written notice from any Governmental Authority in a jurisdiction where it does not currently file tax returns to the effect that it is or may be subject to taxation by that jurisdiction.
          (b) Each of HS and HP has withheld amounts from its employees in compliance with the tax withholding provisions of applicable law. Each of HS and HP has filed all tax returns and reports for all years and periods for which any such tax returns and reports were due with respect to employee income tax withholding and social security and unemployment taxes, and all such tax returns and reports were prepared in the manner required by applicable law. All payments due from each of HS and HP as shown on such tax returns and reports on account of employee income tax withholding or social security and unemployment taxes have been paid.
          (c) Each HS Shareholder and each HP Owner has filed, on a timely basis, all tax returns and estimates for all years and periods for which such tax returns and estimates were due with respect to income or other distributions received by such person from HS or HP, and all such returns and estimates were prepared in the manner required by applicable law. Each such tax return properly reflected, and did not understate, the income, the taxable income, and the liability for taxes of such HS Shareholder or HP Owner with respect to the operations of HS or HP, as applicable, in the relevant taxation period covered by the tax return. Each HS Shareholder and each HP Owner has paid in full all taxes that are (or were) due and payable by such person with respect to the operations of HS or HP, as applicable. No HS Shareholder or HP Owner has ever received written notice from any Governmental Authority in a jurisdiction where such person does not currently file tax returns to the effect that such person is or may be subject to taxation by that jurisdiction arising out of the operations of HS or HP.
          (d) In this Acquisition Agreement, (1) “tax” means any federal, state, local, or foreign income, gross receipts, license, payroll, unemployment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including, without limitation, taxes under Code Section 59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), employment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative, add-on minimum, or estimated tax or other tax, assessment or charge of any kind whatsoever, including, without limitation, any interest, fine, penalty, or addition thereto, whether or not disputed, and (2) “tax return” means any return, declaration, report, estimate, form, claim for refund, or information or statement relating to taxes and any exhibit, schedule, attachment, or amendment thereto.
          (e) HS has been a validly electing S corporation within the meaning of Code Sections 1361 and 1362 at all times during its existence, and HS will be an S corporation up to and including the Closing Date. HS will not be liable for any tax under Code Section 1374 in connection with the deemed sale of HS’s assets caused by the Section 338(h)(10) Election. During the past ten years, HS has not (1) acquired assets from another corporation in a transaction in which HS’s tax basis for the acquired assets was determined, in whole or in part, by reference to the tax basis of the acquired assets (or any other property) in the hands of the transferor or (2) acquired the stock of any corporation that is a qualified subchapter S subsidiary.

          (f) At all times during its existence, HP has operated as a limited liability company and has qualified for taxation as a partnership under the Code and state, local, and foreign tax laws, rules, and regulations.
     2.31 Employees.
          (a) Except as described in the Disclosure Schedule, none of the employees of HS or HP is represented by a labor union or is covered by a collective bargaining, union, or similar agreement. There are no material controversies, grievances, or complaints pending or threatened between HS or HP and any of its employees or current or threatened work stoppages, strikes, or other labor actions.
          (b) Each of HS and HP is in compliance with all applicable statutes, rules, regulations, laws, and judicial and administrative orders, judgments, and decrees respecting employment and employment practices and the terms and conditions of employment and wages and hours. No current or former employee of HP or HS has ever been exposed to radiation at hazardous levels, or to any other dangerous condition, hazardous substance, or hazardous emission, at either the HP Real Estate or at any other real property owned or leased by HP or HS.
          (c) The Disclosure Schedule lists each director, officer, and employee for each of HS and HP. Except as described in the Disclosure Schedule: (1) neither HS nor HP has entered into any employment or severance agreement with any of its directors, officers, or employees; (2) neither HS nor HP has entered into any agreement with any officer or employee prohibiting or restricting the termination of his or her employment provided that at least thirty days’ notice of termination is given; (3) neither HS nor HP is subject to any pension plan, retirement plan, profit sharing plan, stock option plan, deferred compensation plan, or other employee benefit plan; (4) no current officer or employee of HS or HP will be entitled to any severance payments upon his or her termination of employment, and no such former officer or employee currently is receiving such severance payments; and (5) no director, officer, or employee of HS or HP is entitled to receive a bonus or other compensation payment based upon the completion of the transactions contemplated by this Acquisition Agreement.
          (d) With respect to each pension plan, retirement plan, profit sharing plan, deferred compensation plan, or other employee benefit plan maintained by HS or HP, all contributions or other payments required by such plan or by applicable statutes, rules, regulations, and laws to have been made have in fact been made, and no funding deficiency exists with respect to any such plan. Each such plan has been maintained, operated, and administered in accordance with all applicable statutes, rules, regulations, and laws.
     2.32 Finders and Brokers. No person has acted as a finder, broker, or other intermediary on behalf of HS, HP, or any HS Shareholder or HP Owner in connection with this Acquisition Agreement or the transactions contemplated hereby, and no person is entitled to any broker’s or finder’s fee or similar fee with respect to this Acquisition Agreement or such transactions as a result of actions taken by HS, HP, or any HS Shareholder or HP Owner.
     2.33 Accuracy and Completeness. No representation or warranty of any HS Shareholder or any HP Owner contained in this Acquisition Agreement, in the Disclosure

Schedule, or in any other schedule, exhibit, agreement, or document delivered pursuant to this Acquisition Agreement contains, or will contain, any untrue statement of a material fact or omits, or will omit, to state a material fact necessary to make the statements contained therein, in light of the circumstances under which they are made, not misleading. The HS Shareholders and the HP Owners have delivered to Calavo an accurate and complete copy of each agreement and other document (as fully amended) that is described in or referred to in the Disclosure Schedule.
ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF CALAVO
     Calavo represents and warrants to the HS Shareholders and the HP Owners that the following representations and warranties (in addition to any representations and warranties made by Calavo elsewhere in this Acquisition Agreement) are accurate and complete as of the date of this Acquisition Agreement, and that such representations and warranties will be accurate and complete as of the Closing Date as though remade on the Closing Date with references to the Closing Date substituted for references to the date of this Acquisition Agreement throughout this Article 3:
     3.1 Organization and Good Standing. Calavo is a corporation duly incorporated and organized, validly existing, and in good standing under the laws of the State of California.
     3.2 Corporate Powers. Calavo has and holds the corporate right and power, and all licenses, permits, authorizations, and approvals (governmental or otherwise), necessary to entitle it to use its corporate name, to own and operate its properties, and to carry on its business as such business exists as of the date hereof.
     3.3 Authority. Calavo has the full right, power, and authority to execute and deliver this Acquisition Agreement and to consummate the transactions contemplated hereby. All acts and other proceedings required to be taken by Calavo in order to enable it to carry out this Acquisition Agreement and the transactions contemplated hereby have been taken.
     3.4 Binding Effect. This Acquisition Agreement has been duly executed and delivered by Calavo and (together with any agreements and instruments to be executed and delivered by Calavo at the Closing) constitutes its legal, valid, and binding obligation, enforceable in accordance with its terms.
     3.5 No Breach. Neither the execution and delivery of this Acquisition Agreement nor the consummation of any transaction contemplated hereby will, with or without notice or the passage of time, (1) violate any United States statute, rule, regulation, law, or judicial or administrative order, judgment, or decree applicable to Calavo, (2) result in the breach of, cause an acceleration of the obligations under, permit the termination of, or otherwise constitute a default under, any corporate charter, bylaw, lease, license, loan agreement, promissory note, deed of trust, mortgage, or other instrument, undertaking, commitment, or agreement to which Calavo currently is subject, or (3) result in the creation of any lien or other encumbrance upon any of Calavo’s assets.
     3.6 Consents. Neither the execution and delivery of this Acquisition Agreement nor the consummation of any transaction contemplated hereby requires Calavo to obtain any consent,

permit, or approval, or to make any filing or registration, under any United States statute, rule, regulation, law, or judicial or administrative order, judgment, or decree applicable to Calavo or under any corporate charter, bylaw, lease, license, loan agreement, promissory note, deed of trust, mortgage, or other instrument, undertaking, commitment, or agreement to which Calavo currently is a party or is otherwise subject.
     3.7 Finders and Brokers. There is no investment banker, broker, finder, or other intermediary retained by Calavo who might be entitled to any fee or commission in connection with the transactions contemplated by this Acquisition Agreement and for which the HS Shareholders or the HP Owners would be responsible.
     3.8 Litigation. Except for a proceeding brought by Mexican tax authorities (Hacienda) that is described in Calavo’s Annual Report on Form 10-K for the year ended October 31, 2007 filed with the Securities and Exchange Commission on January 14, 2008, there is no litigation, arbitration, investigation, tax audit, or other claim or proceeding pending or, to the knowledge of Calavo, threatened against Calavo that could have a material adverse effect on Calavo’s results of operations or financial condition. Calavo is not in default under any judgment, order, writ, injunction, or decree of any Governmental Authority to which it is bound or otherwise subject. Calavo is not aware of any audit, investigation, review, or other inquiry (or proposed audit, investigation, review, or inquiry) by any Governmental Authority regarding any assets or business of Calavo, and Calavo is not aware of the existence of any dispute or potential dispute with any Governmental Authority regarding any aspect of the assets or business of Calavo.
     3.11 Accuracy and Completeness. No representation or warranty of Calavo contained in this Acquisition Agreement or in any schedule, exhibit, agreement, or document delivered pursuant to this Acquisition Agreement contains, or will contain, any untrue statement of a material fact or omits, or will omit, to state a material fact necessary to make the statements contained therein, in light of the circumstances under which they are made, not misleading.
ARTICLE 4
MISCELLANEOUS AGREEMENTS OF THE PARTIES
     In addition to their agreements contained in other sections of this Acquisition Agreement, Calavo, the HS Shareholders, and the HP Owners agree as follows:
     4.1 Access and Confidentiality.
          (a) Prior to the Closing, Calavo and its authorized representatives shall have full access to the premises and the books, records, agreements, and other documents of HS and HP during all reasonable hours, and Calavo shall be furnished with copies of all such books, records, agreements, and other documents as may be reasonably requested by it. Prior to the Closing, Calavo shall maintain the confidentiality of all confidential information about HS or HP that it acquires in connection with its investigation, except to the extent that disclosure thereof is required by a court of competent jurisdiction.
          (b) Calavo’s investigation of HS and HP and their business, assets, and liabilities shall in no manner be construed as relieving any HS Shareholder or HP Owner from liability under this Acquisition Agreement for a breach of any representation or warranty made in this Acquisition Agreement.

     4.2 Conduct of HS and HP Prior to the Closing. Prior to the Closing, the HS Shareholders and the HP Owners shall cause HS and HP to conduct their business only in the ordinary and regular course (that is, reasonably consistent with past custom and practice), except as otherwise approved in writing by Calavo. Without limiting the generality of the preceding sentence, except as otherwise approved in writing by Calavo, neither HS nor HP shall:
          (a) Amend its charter documents;
          (b) Issue or purchase any shares of its capital stock or limited liability company membership interests or grant any options, warrants, subscriptions, commitments, or other rights of any character to acquire any of its capital stock or limited liability company membership interests;
          (c) Declare or pay any dividend, or make any other distribution or payment, with respect to its capital stock or limited liability company membership interests;
          (d) Amend or terminate any of its supply or customer contracts or other agreements, except in the ordinary course of business;
          (e) Make any capital expenditure or guarantee or incur any indebtedness or other liabilities, except in the ordinary course of business;
          (f) Enter into any supply or customer contract or other agreement, except in the ordinary course of business;
          (g) Sell, lease, license, transfer, pledge, or assign any of its assets, except in the ordinary course of business;
          (h) Alter the manner of keeping its books, accounts, or records; or
          (i) Agree to take any of the actions described above in this Section 4.2 or otherwise take any action (or agree to take any action) that would cause a breach of any of the HS Shareholders’ and the HP Owners’ representations and warranties contained in this Acquisition Agreement.
     4.3 Preservation of the Business. Prior to the Closing, the HS Shareholders and the HP Owners shall cause HS and HP to use their best efforts to preserve their business, agreements, and relationships with suppliers and customers.
     4.4 Transfer of HS Shares or HP LLC Interests. Prior to the Closing, (1) no HS Shareholder shall sell, assign, encumber, or otherwise transfer any of such shareholder’s HS Shares or agree to take any of such actions, and (2) no HP Owner shall sell, assign, encumber, or otherwise transfer any of such person’s HP LLC Interests or agree to take any of such actions.

     4.5 Consents from Third Parties; Governmental Filings; Cooperation; Estoppel Letters.
          (a) The HS Shareholders and the HP Owners, with the cooperation of Calavo, shall use their commercially reasonable efforts to obtain all consents, permits, and approvals from lessors, lenders, Governmental Authorities, and other third parties that Calavo determines are required in order to prevent Calavo’s acquisition of the HS Shares and the HP LLC Interests from (1) violating any statute, rule, regulation, law, or judicial or administrative order, judgment, or decree applicable to Calavo, HS, or HP or (2) resulting in the breach of, default under, or acceleration of the obligations under, any lease, loan agreement, license, deed of trust, mortgage, or other agreement to which HS or HP is a party or is otherwise subject.
          (b) Calavo and the HS Shareholders and the HP Owners shall cooperate in complying fully and on a timely basis with any and all filings with Governmental Authorities that are required as a result of this Acquisition Agreement and the consummation of the transactions contemplated by this Acquisition Agreement.
          (c) Calavo, on the one hand, and the HS Shareholders and the HP Owners, on the other hand, shall cooperate with each other in the performance of all obligations under this Acquisition Agreement and shall use its (or their) reasonable efforts to satisfy or cause to be satisfied, at or prior to the Closing, the conditions to the Closing obligations of the other party or parties under this Acquisition Agreement.
          (d) Each party to this Acquisition Agreement shall promptly notify the other parties to this Acquisition Agreement upon learning that (1) any third party has alleged that its consent is required in connection with the transactions contemplated by this Acquisition Agreement or (2) a claim or legal proceeding is pending or threatened before any Governmental Authority that presents a substantial risk of the restraint or rescission of the transactions contemplated by this Acquisition Agreement.
          (e) If requested by Calavo, the HS Shareholders and the HP Owners shall obtain, prior to the Closing, an estoppel letter in form and substance reasonably satisfactory to Calavo from each lessor of real property that is leased or subleased by HS or HP and from each holder of secured debt on the HP Real Estate. Among other things, each estoppel letter shall state that neither HS nor HP is in default under the lease, sublease, or agreement regarding the secured debt and that no default shall occur thereunder as a result of the consummation of the transactions contemplated by this Acquisition Agreement.
     4.6 Publicity. Prior to the Closing, except as otherwise required by law, no party to this Acquisition Agreement shall publicly disseminate any statement concerning this Acquisition Agreement without the prior written consent of Calavo (if the statement is to be made by the HS Shareholders or the HP Owners) or the HS Shareholders and the HP Owners (if the statement is to be made by Calavo). However, the parties agree that Calavo is entitled to make public announcements of the execution of this Acquisition Agreement and of the Closing through press releases and the filing with the Securities and Exchange Commission of Current Reports on Form 8-K and Quarterly Reports on Form 10-Q. Calavo shall provide the HS Shareholders and the HP Owners with an opportunity to review and comment upon such documents.

     4.7 Contribution of Loans. Prior to the Closing, Mr. Cole shall make a capital contribution to HP consisting of the loan made by Mr. Cole to HP that is secured by the Cole Mortgage and, prior to the Closing, any and all other loans that have been made by Mr. Cole or other HS Shareholders or HP Owners to HS or HP shall also be contributed to HS or HP, as applicable. HS and HP shall have no further liability under any such loans after the Closing Date. HS and HP shall provide Calavo with written evidence of (1) the contribution of such loans and (2) the cancellation and re-conveyance to HP of the Cole Mortgage and the termination of the Cole Financing Statement.
     4.8 Employees. The HS Shareholders and HP Owners acknowledge and agree that Calavo is not making any representation or agreement regarding whether, or the terms on which, any current officers and employees of HS and HP will continue as officers and employees after the Closing Date.
     4.9 No Solicitation of Other Transactions. Prior to the Closing, neither Mr. Cole nor any other HS Shareholder or HP Owner shall directly or indirectly solicit or initiate negotiations, or engage in negotiations or enter into a sale agreement, with any person other than Calavo regarding the acquisition of HS, HP, or the 727 Acres or any portion of HS, HP, or the 727 Acres or regarding the acquisition of any of the HS Shares or HP LLC Interests.
     4.10 Tax Matters.
          (a) Section 338(h)(10) Election for HS. Prior to December 31, 2008, Calavo shall determine whether or not the Section 338(h)(10) Election shall be made with respect to Calavo’s purchase of the HS Shares, and Calavo shall notify the HS Shareholders of its determination. At the Closing, Calavo and each HS Shareholder shall complete, execute, and deliver to each other an Internal Revenue Service Form 8023, Elections Under Section 338 for Corporations Making Qualified Stock Purchases (the “Form 8023”), evidencing the Section 338(h)(10) Election. Each HS Shareholder shall also complete, execute, and deliver to Calavo any comparable election forms under state, local, and foreign tax law, either at the Closing or within ten days after a request for the executed form is made by Calavo after the Closing Date. If Calavo determines to make the Section 338(h)(10) Election, Calavo shall file the Form 8023 with the Internal Revenue Service as promptly as practicable after Calavo has determined to make the Section 338(h)(10) Election and Calavo shall file such state, local, and foreign tax election forms as promptly as practicable. If Calavo makes the Section 338(h)(10) Election, the HS Shareholders shall include any and all income, gain, loss, deduction, or other tax items resulting from the Section 338(h)(10) Election (and comparable elections under state, local, and foreign tax law) on their tax returns to the extent required by applicable law. Prior to the Closing, the HS Shareholders shall not take any action that would revoke HS’s election to be taxed as an S corporation or that would result in the termination of HS’s status as a validly existing S corporation.
          (b) Reimbursement by Calavo of Additional Taxes Paid by the HS Shareholders.
               (1) If, but only if, Calavo elects to make the Section 338(h)(10) Election, then Calavo shall be obligated to make a payment to each HS Shareholder equal to the amount by which (A) the federal and state income taxes that were paid by the HS Shareholder upon the receipt of the portion of the Purchase Price that is attributable to Calavo’s purchase of the HS Shares exceeds (B) the federal and state income taxes that would have been paid by the HS Shareholder upon the receipt of such Purchase Price if Calavo had not required the Section 338(h)(10) Election to be made. The purpose of Calavo’s covenant set forth in the preceding sentence is to reimburse each HS Shareholder in an amount equal to any additional federal and state income taxes that are paid by the HS Shareholder as a result of the taxation of a portion of the Purchase Price at ordinary income tax rates rather than at capital gains tax rates arising from the Section 338(h)(10) Election, including, without limitation, by reason of Code Section 1245, and regulations thereunder, regarding “deprecation recapture.” Calavo’s covenant is not intended to reimburse any HS Shareholder for taxes that the HS Shareholder would have been required to pay in the absence of the Section 338(h)(10) Election.
               (2) An HS Shareholder shall be entitled to the tax reimbursement payment described in Section 4.10(b)(1) only following delivery by the HS Shareholder to Calavo of (A) a copy of the relevant portions of the HS Shareholder’s federal and state tax returns showing the federal and state income taxes paid by the HS Shareholder upon the receipt of the Purchase Price attributable to the sale of the HS Shareholder’s HS Shares and (B) a calculation setting forth in reasonable detail the federal and state income taxes that would have been paid by the HS Shareholder on such Purchase Price if Calavo had not required the Section 338(h)(10) Election to be made and if the sale of the HS Shares had therefore been treated as a sale of stock rather than as a sale of assets. Calavo shall make the reimbursement payment to the HS Shareholder within thirty days after reaching agreement with the HS Shareholder regarding the additional income taxes that were paid by the HS Shareholder as a result of the Section 338(h)(10) Election. An HS Shareholder shall be entitled to seek reimbursement from Calavo each time that the HS Shareholder files federal and state tax returns for a tax year in which taxes were paid upon the receipt of the portion of the Purchase Price that is attributable to the sale of the HS Shares.
               (3) If Calavo and the HS Shareholder are unable to reach agreement on the amount of Calavo’s reimbursement obligation within thirty days after the date that Calavo receives the documents described in Section 4.10(b)(2) from the HS Shareholder, then the matter shall be submitted for resolution to an accountant selected by Calavo and the HS Shareholder. The accountant shall make his determination within sixty days after appointment, and Calavo and the HS Shareholder shall each be entitled to make presentations and deliver supporting documents to the accountant, whose determination shall be final and binding upon the parties absent evidence of gross negligence, fraud, or other misconduct by the accountant in making the determination. The fees and expenses of the accountant shall be borne by Calavo. Calavo and the HS Shareholder shall each bear the fees and expenses of its own tax advisors and accountants in connection with determining the amount of Calavo’s tax reimbursement obligation under this Section 4.10(b). If Calavo and the HS Shareholder are unable to agree upon the selection of an accountant within sixty days after the date that Calavo receives the documents described in Section 4.10(b)(2), the matter shall be submitted to arbitration pursuant to Section 8.14 of this Acquisition Agreement, in which event the matter shall be resolved in accordance with the terms of Sections 8.13, 8.14, and 8.15 of this Acquisition Agreement.

          (c) Section 754 Election for HP. Following its purchase of the HP LLC Interests, Calavo shall be entitled to make an election under Code Section 754 on behalf of HP regarding a step-up in the basis of HP’s assets.
          (d) Tax Returns. Calavo shall prepare and file (or cause to be prepared and filed) all tax returns for HS and HP for all periods ending on, prior to, or after the Closing Date that are to be filed after the Closing Date, and all refunds attributable to such tax returns shall belong to Calavo. With respect to their own tax returns that are required to be filed after the Closing Date, each of Calavo, each HP Shareholder, and each HS Owner agrees to prepare each such tax return in a manner that is consistent with the provisions of this Section 4.10, including, without limitation, Section 4.10(a) pertaining to the Section 338(h)(10) Election for HS and Section 4.10(e) regarding the allocation of the Purchase Price.
          (e) Allocation of the Purchase Price; Form 8594.
               (1) As promptly as practicable after the Closing, Calavo shall allocate the Purchase Price in accordance with Code Sections 755 and 1060 among the HS Shares and the HP LLC Interests (including among the assets and liabilities of HS and HP), and Calavo shall advise Mr. Cole of the allocation.
               (2) Calavo shall prepare and file an Internal Revenue Service Form 8594, Asset Acquisition Statement Under Section 1060 (“Form 8594”), that is consistent with the allocation of the Purchase Price described in this Section 4.10(e). Upon the request of Calavo, the HS Shareholders and the HP Owners shall execute the Form 8594 and deliver it to Calavo within ten days after a request for the executed Form 8594 is made by Calavo. If required by applicable law, Calavo shall also prepare and file amendments to Form 8594 after the exact amount of the Earn-Out Payments has been determined and, within ten days after receiving Calavo’s request, the HS Shareholders and the HP Owners shall execute and deliver to Calavo each such amended Form 8594.
               (3) Calavo, the HS Shareholders, and the HP Owners agree to be bound Calavo’s allocation of the Purchase Price described in this Section 4.10(e) in the preparation, filing, and audit of all tax returns, and each party agrees that (if required by applicable law) it shall file the Form 8594 with its tax return for the taxable year that includes the Closing Date and, if required by applicable law, each party shall file an amended Form 8594 consistent with the allocation principles described in this Section 4.10(e) with respect to the allocation of the Earn-Out Payments after the exact amount of the Earn-Out Payments has been determined.
          (f) Cooperation on Tax Matters. Calavo, the HS Shareholders, and the HP Owners shall cooperate with each other in connection with the filing of tax returns described in this Section 4.10 and in connection with any audit, litigation, or other proceeding brought by any Governmental Authority with respect to such tax returns or with respect to the allocations described in this Section 4.10. Such cooperation shall include the retention and, upon another party’s request, the provision of records and other information reasonably relevant to any such audit, litigation, or other proceeding.

          (g) Indemnification. As provided in Article 7, the HS Shareholders and the HP Owners shall be liable to Calavo for breaches of their representations and warranties in this Acquisition Agreement regarding taxes. Subject to Section 4.10(b), the HS Shareholders and the HP Owners shall be responsible for paying any and all taxes that are incurred as a result of the transfer of the HS Shares and HP LLC Interests to Calavo.
ARTICLE 5
CLOSING
     5.1 Time, Place, and Date. The Closing shall take place at Calavo’s principal business office in Santa Paula, California, on May 30, 2008.
     5.2 Calavo’s Closing Deliveries. At the Closing, Calavo shall deliver to the HS Shareholders and the HP Owners a certificate, in form and substance reasonably satisfactory to the HS Shareholders and the HP Owners, stating that (1) each representation and warranty of Calavo contained in this Acquisition Agreement (including any exhibit, schedule, or other agreement or document delivered pursuant hereto) is true and correct in all respects on and as of the Closing Date with the same effect as if such representation and warranty had been made on and as of the Closing Date, and (2) Calavo has performed in all material respects all agreements required by this Acquisition Agreement to be performed by it prior to or at the Closing.
     5.3 Shareholders’ Closing Deliveries. At the Closing, the HS Shareholders and the HP Owners shall deliver to Calavo the following instruments, agreements, and documents, duly executed where applicable, each of which must be in form and substance reasonably satisfactory to Calavo:
          (a) Certificates evidencing all of the HS Shares, together with stock assignments duly executed by the HS Shareholders transferring to Calavo their entire right, title, and interest in and to all of the HS Shares and any other documents requested by Calavo that are required or appropriate in order to transfer the HS Shares to Calavo in the manner contemplated by this Acquisition Agreement;
          (b) Assignments to Calavo of the HP LLC Interests, executed by the HP Owners;
          (c) Evidence of (1) the contribution to HS or HP, as applicable, of all outstanding principal and interest on all loans that have been made by Mr. Cole and the other HS Shareholders and the HP Owners to HS or HP (including, without limitation, the loan to HP that is secured by the Cole Mortgage), (2) the cancellation and re-conveyance to HP of the Cole Mortgage, and (3) the termination of the Cole Financing Statement;
          (d) All resignations from the Board of Directors of HS or the Management Committee or other governing body of HP that are requested by Calavo;
          (e) A certificate stating that (1) each representation and warranty of the HS Shareholders and the HP Owners contained in this Acquisition Agreement (including any exhibit, schedule, or other agreement or document delivered pursuant hereto) is true and correct in all respects on and as of the Closing Date with the same effect as if such representation and warranty had been made on and as of the Closing Date, and (2) each HS Shareholder and HP Owner has performed in all material respects all agreements required by this Acquisition Agreement to be performed by each such person prior to or at the Closing; and
          (f) The Form 8023 regarding the Section 338(h)(10) Election, to be filed by Calavo if it elects to make the Section 338(h)(10) Election, executed by each HS Shareholder, and any comparable election forms requested by Calavo under state, local, and foreign tax law, executed by each HS Shareholder.
ARTICLE 6
POST-CLOSING CONFIDENTIALITY AND NON-COMPETITION COVENANTS
     6.1 Confidentiality. No HS Shareholder or HP Owner shall at any time after the Closing use or disclose to any person, directly or indirectly, any confidential information concerning the business of Calavo, HS, or HP, including, without limitation, any business secret, trade secret, financial information, proprietary software, internal procedure, business plan, marketing plan, pricing strategy or policy, supplier list, or customer list, except to the extent that such use or disclosure is (x) necessary to the performance of the HS Shareholder’s or HP Owner’s employment with Calavo during the period that he or she is so employed, (y) required by an order of a court of competent jurisdiction (provided that the HS Shareholder or HP Shareholder must promptly give Calavo written notice of such order), or (z) authorized in writing by the Chief Financial Officer of Calavo. The prohibition that is contained in the preceding sentence shall not apply to any information that is disclosed to the public by Calavo or that otherwise becomes generally available to the public other than through a disclosure by an HS Shareholder or an HP Owner or by a person acting in concert with such person.
     6.2 Non-Competition and Unfair Competition Covenant. To provide Calavo the full value of its acquisition of the HS Shares and the HP LLC Interests, and as a material inducement to Calavo to enter into this Acquisition Agreement and to consummate the transactions contemplated hereby, each HS Shareholder and HP Owner agrees to refrain from competing with Calavo to the extent provided in this Article 6. Without the prior written consent of Calavo, no HS Shareholder or HP Owner shall, at any time during the period described in Section 6.3, directly or indirectly (whether as owner, principal, agent, partner, officer, employee, independent contractor, consultant, or otherwise):
          (a) Solicit for the purpose of hiring, or cause any person to solicit for the purpose of hiring, any officer or employee of Calavo, HS, or HP; or
          (b) Compete with (or have any ownership interest in any corporation, limited liability company, partnership, or other entity that competes with) any business that is conducted by Calavo, HS, or HP (1) in any county, city, or other geographic area in the United States (including, without limitation, each county in the States of California and Hawaii) or foreign country in which Calavo, HS, or HP has conducted its business prior to the date of this Acquisition Agreement so long as Calavo, HS, or HP carry on such business or a similar business in such place or places, or (2) in any other domestic or foreign geographic area in which Calavo, HS, or HP subsequently conducts its business; provided, however, that the provisions of this Section 6.2 shall not be construed as prohibiting any HS Shareholder or HP Owner from acquiring and passively owning up to one percent of the outstanding securities of any corporation whose common shares are traded on a national securities exchange.

     6.3 Duration.
          (a) With respect to each HS Shareholder and HP Owner who is not employed by Calavo, HS, or HP as of the Closing Date, the non-competition and unfair competition covenant of Section 6.2 shall be effective for a period beginning on the Closing Date and ending on the third anniversary of the Closing Date.
          (b) With respect to Mr. Cole and every other HS Shareholder and HP Owner who is employed by Calavo, HS, or HP as of the Closing Date, the non-competition and unfair competition covenant of Section 6.2 shall be effective for a period beginning on the Closing Date and ending on the later to occur of (1) the third anniversary of the Closing Date or (2) the first anniversary of the date of the termination for any reason of Mr. Cole’s or such other HS Shareholder’s or HP Owner’s employment with Calavo, HS, or HP.
     6.4 Scope and Reasonableness. Calavo, the HS Shareholders, and the HP Owners agree that it is not their intention to violate any public policy or statutory or common law. The parties intend that the non-competition and unfair competition covenant contained in Sections 6.2 and 6.3 shall be construed as a series of separate covenants by each HS Shareholder and HP Owner, one for each area included in the geographical scope described in Section 6.2 and for each year (or portion thereof) described in Section 6.3. Except for geographical coverage and duration, each such covenant of each HS Shareholder and HP Owner shall contain all of the terms of the covenants of this Article 6. If any arbitrator or court of competent jurisdiction refuses to enforce any covenant contained in this Article 6, then such unenforceable covenant shall be deemed to have been deleted from this Acquisition Agreement to the extent necessary to permit the remaining separate covenants to be enforceable. Each HS Shareholder and HP Owner has considered the nature and extent of the restrictions upon competition set forth in this Article 6 and agrees that they are reasonable with respect to duration and geographical scope and in all other respects.
     6.5 Calavo’s Remedies. Each HS Shareholder and HP Owner agrees that the provisions of this Article 6 are reasonable and necessary to protect the legitimate business interests of Calavo. If an HS Shareholder or an HP Owner breaches any of the provisions of Section 6.1 or 6.2, Calavo may, among its other remedies, retain all Earn-Out Payments that are otherwise owed to the HS Shareholder or HP Owner under this Acquisition Agreement, and Calavo shall be relieved of any obligation to make such payments to the HS Shareholder or HP Owner. Furthermore, each HS Shareholder and HP Owner agrees and acknowledges that damages and such termination of payments would be an inadequate remedy for his or her breach of any of the provisions of Section 6.1 or 6.2, and that his or her breach of any of such provisions will result in immeasurable and irreparable harm to Calavo. Therefore, in addition to any other remedy to which Calavo may be entitled by reason of the HS Shareholder’s or HP Owner’s breach of any such provision, Calavo shall be entitled to seek and obtain temporary, preliminary, and permanent injunctive relief from any court of competent jurisdiction restraining the HS Shareholder or HP Owner from committing or continuing any breach of any provision of Section 6.1 or 6.2.

     6.6 Venue. For purposes of injunctive relief, each HS Shareholder and HP Owner agrees to submit to the jurisdiction of the courts located in the jurisdiction or jurisdictions where it is alleged that Calavo is at the time being damaged by an alleged breach or violation of the provisions of this Article 6.
ARTICLE 7
INDEMNIFICATION
     7.1 Survival of Representations, Warranties, and Agreements.
          (a) Except as otherwise described in this Section 7.1(a), all representations and warranties of the parties that are contained in this Acquisition Agreement shall survive the Closing Date for a period of eighteen months, and any claim for indemnification pursuant to Section 7.2(a) or 7.3(a) that is based upon the alleged breach of a representation or warranty must be brought not later than eighteen months after the Closing Date. Notwithstanding the foregoing:
               (1) Representations and warranties that are made fraudulently by a party shall survive forever;
               (2) The HS Shareholders’ and the HP Owners’ representations and warranties that are contained in the following sections of this Acquisition Agreement shall survive forever: Sections 2.1 (Organization and Good Standing of HS and HP), 2.2 (Capitalization of HS), 2.3 (Capitalization of HP), 2.4 (Corporate Powers), 2.5 (Authority of HS Shareholders and HP Owners), 2.6 (Binding Effect), 2.26 (Litigation), 2.27 (Compliance with Laws), 2.28 (Environmental Matters), 2.30 (Tax Matters), 2.31 (Employees), and 2.32 (Finders and Brokers); and
               (3) Calavo’s representations and warranties that are contained in the following sections of this Acquisition Agreement shall survive forever: Sections 3.1 (Organization and Good Standing), 3.2 (Corporate Powers), 3.3 (Authority), 3.4 (Binding Effect), and 3.7 (Finders and Brokers).
     A claim for indemnification made by any party that alleges that a representation or warranty was made fraudulently may be brought at any time after the Closing, and a claim for indemnification made by any party that alleges a breach of a representation or warranty contained in one or more of the sections of this Agreement described above in paragraph (2) or (3) may be brought at any time after the Closing.
          (b) A claim with respect to a breach of a representation or a warranty shall not be foreclosed if the maker of such claim shall have made such claim in writing to the other party prior to the expiration of the survival period described in Section 7.1(a). Each representation or warranty made by any HS Shareholder or HP Owner shall be deemed to have been made jointly and severally by all of the HS Shareholders and the HP Owners.
          (c) All agreements of the parties made in this Acquisition Agreement to perform obligations before, at, or after the Closing shall survive forever except for those agreements, that, by their terms, contemplate a shorter survival period. All representations, warranties, and agreements of the parties that are contained in the Disclosure Schedule or in any exhibit or other schedule to this Acquisition Agreement or in any other agreement or document that is delivered pursuant to this Acquisition Agreement shall be deemed to be contained in this Acquisition Agreement.
     7.2 Indemnification by the HS Shareholders and the HP Owners. Subject to the provisions of this Article 7, the HS Shareholders and the HP Owners jointly and severally shall indemnify, defend, and hold harmless Calavo (including HS and HP) from and against any and all losses, damages, obligations, liabilities, and other costs and expenses, including, without limitation, settlement costs, judgments, interest, penalties and reasonable attorneys’ fees, accountants’ fees, and other costs and expenses for investigating or defending any actions, claims, and proceedings (all of the foregoing being collectively referred to herein as “Losses”) that Calavo (including HS and HP) may incur based upon, arising out of, relating to, or resulting from:
          (a) Any breach of any representation or warranty of any HS Shareholder or HP Owner made in this Acquisition Agreement (including any exhibit, schedule, or other agreement or document delivered pursuant to this Acquisition Agreement);
          (b) Any breach of, or failure to perform, any agreement of any HS Shareholder or HP Owner that is contained in this Acquisition Agreement (including any exhibit, schedule, or other agreement or document delivered pursuant to this Acquisition Agreement);
          (c) Any liability of HS or HP as of the Closing that is not reflected and fully and adequately reserved against on the balance sheet for HS or HP which is contained in the HS Financial Statements or the HP Financial Statements, except for liabilities incurred subsequent to the date of such balance date and prior to the Closing in the ordinary course of business;
          (d) With respect to the agreements to which HS or HP is a party or is otherwise bound as of the Closing, any breaches or defaults (or events giving rise to such breaches or defaults) by HS or HP that occurred prior to the Closing or that occur as a result of the Closing; or
          (e) Any litigation, arbitration, investigation, or other claim or legal proceeding (including, without limitation, any claims and legal proceedings that are described in the Disclosure Schedule) whether brought before or after the Closing, that is based upon or arises out of any actions or omissions made or taken by any HS Shareholder or HP Owner or HS or HP prior to the Closing.
     7.3 Indemnification by Calavo. Subject to the provisions of this Article 7, Calavo shall indemnify, defend, and hold harmless the HS Shareholders and the HP Owners from and against any and all Losses that the HS Shareholders and the HP Owners may incur based upon, arising out of, relating to, or resulting from:
          (a) Any breach of any representation or warranty of Calavo made in this Acquisition Agreement (including any exhibit, schedule, or other agreement or document delivered pursuant to this Acquisition Agreement); or

          (b) Any breach of, or failure to perform, any agreement of Calavo that is contained in this Acquisition Agreement (including any exhibit, schedule, or other agreement or document delivered pursuant to this Acquisition Agreement).
     7.4 Notice of Claims; Contest of Claims.
          (a) If any indemnified party believes that it has incurred any Losses, or if any claim or legal proceeding is instituted by a third party with respect to which any indemnified party intends to claim any Losses under this Article 7, the indemnified party shall notify the indemnifying party. The notice shall describe the Losses, the amount of the Losses, if known, and the method of computation of the Losses, all with reasonable particularity and shall contain a reference to the provisions of this Acquisition Agreement in respect of which the Losses shall have been incurred; and, in the case of a claim or legal proceeding by a third party, shall include a copy of all documents received by the indemnified party in connection therewith and any other information known to the indemnified party with respect to the claim or legal proceeding. The notice shall be given promptly after the indemnified party becomes aware of each such Loss, claim, or legal proceeding, but failure to give such prompt notice shall not affect an indemnifying party’s obligations hereunder except to the extent (if any) that the indemnifying party has suffered Losses as a result of such notification failure.
          (b) With respect to any indemnification notice that does not involve a claim or legal proceeding by a third party, the indemnifying party shall, within ten days after receipt of such notice of Losses, pay or cause to be paid to the indemnified party the amount of Losses incurred by the indemnified party and described in the notice. With respect to an indemnification notice that involves a claim or legal proceeding by a third party, the indemnifying party shall, within ten days after receipt of such notice, notify the indemnified party if it elects to conduct and control the defense of the claim or legal proceeding, provided that any such election must be accompanied by a written acknowledgement by the indemnifying party of its obligation to indemnify the indemnified party with respect to all elements of such claim or legal proceeding. If the indemnifying party does not so notify the indemnified party of its election to conduct and control the defense of the claim or legal proceeding, the indemnified party shall have the right to defend, contest, settle, or compromise the claim or legal proceeding, and the indemnifying party shall, within ten days after receipt of notice from the indemnified party, pay to the indemnified party the amount of any Losses resulting from the indemnified party’s liability to the third-party claimant.
          (c) Subject to the provisions of Section 7.4(b), the indemnifying party shall have the right to undertake, conduct, and control, through counsel of its own choosing (if such counsel is reasonably acceptable to the indemnified party) and at the sole expense of the indemnifying party, the defense of a claim or legal proceeding brought by a third party. At the expense and request of the indemnifying party, the indemnified party shall cooperate in connection with such defense; the indemnified party shall otherwise be entitled to participate in (but not control) the defense of the claim or legal proceeding at its own expense. So long as the indemnifying party is defending the claim or legal proceeding in good faith and on a reasonable basis, and so long as the indemnified party does not incur any Losses by reason of the defense of the claim or legal proceeding, the indemnified party shall not pay or settle the claim or legal proceeding. Notwithstanding the foregoing, the indemnified party shall have the right to pay or settle the claim or legal proceeding at any time, provided that in such event the indemnified party shall waive any right to indemnity therefor by the indemnifying party. The indemnifying party shall not settle the claim or legal proceeding without the written consent of the indemnified party, which shall not be unreasonably withheld; provided, however, that the indemnified party shall not be required to give its consent unless the third-party claimant delivers to the indemnified party an unconditional release of all liability with respect to the claim or legal proceeding.
     7.5 Additional Indemnification Limitations.
          (a) The maximum aggregate indemnification obligation of any HS Shareholder or HP Owner shall not exceed the sum of the amount of the Purchase Price payable to such person on the date of this Acquisition Agreement plus the aggregate amount of Earn-Out Payments to which such person is entitled. For example, if Mr. Cole is entitled to Purchase Price payments of $3,212,500 (an initial payment of $899,500 plus Earn-Out Payments of $2,313,000) and if the Cole Trust is entitled to Purchase Price payments of $6,075,000 (an initial payment of $1,701,000 plus Earn-Out Payments of $4,374,000), then Mr. Cole’s maximum aggregate indemnification obligation shall be $3,212,500 and the Cole Trust’s maximum aggregate indemnification obligation shall be $6,075,000. The maximum aggregate indemnification obligation of Calavo shall not exceed the amount of the Purchase Price payable by Calavo under this Acquisition Agreement.
          (b) No claims shall be made by Calavo for indemnification from Eric Weinert for Losses that do not relate to HP. Calavo acknowledges and agrees that Mr. Weinert has not been not involved in the operations of HS during the period prior to the Closing Date.
          (c) No claims shall be made by Calavo for indemnification from the HS Shareholders and the HP Owners pursuant to Section 7.2(a), 7.2(c), and/or 7.2(d) unless and until the aggregate amount of the Losses incurred by Calavo exceeds $50,000, in which event Calavo shall become entitled to full indemnification for all of its Losses.
          (d) No claims shall be made by the HS Shareholders and the HP Owners for indemnification from Calavo pursuant to Section 7.3(a) unless and until the aggregate amount of the Losses incurred by the HS Shareholders and the HP Owners exceeds $50,000, in which event the HS Shareholders and the HP Owners shall become entitled to full indemnification for all of their Losses.
          (e) The indemnification limitations described in Sections 7.5(c) and 7.5(d) shall not apply to a claim that is made under Section 7.2(b) or 7.3(b) based upon an alleged breach of, or failure to perform, any agreement of Calavo or any HS Shareholder or HP Owner or to a claim made under Section 7.2(e).
          (f) The amount of any recovery by an indemnified party pursuant to this Article 7 shall be net of any insurance proceeds actually received by the indemnified party (but not to the extent that such proceeds are repaid by the indemnified party through increased insurance premiums). Any indemnification payment made pursuant to this Acquisition Agreement shall be treated by the parties to this Acquisition Agreement as an adjustment to the Purchase Price for tax purposes.

          (g) This Article 7 and Section 1.6 of this Acquisition Agreement set forth the sole and exclusive remedies of Calavo, on the one hand, and of the HS Shareholders and the HP Owners, on the other hand, for monetary damages after the Closing arising out of a breach of this Acquisition Agreement by the other party or parties.
          (h) If Calavo becomes entitled to receive an indemnification payment under the terms of this Article 7, Calavo shall have the right to apply any unpaid Earn-Out Payments that are otherwise payable to the HS Shareholders and the HP Owners pursuant to Section 1.6 above as an offset against, and in full or partial satisfaction of, the amounts that are owed to Calavo pursuant to the indemnification provisions of this Article 7. However, the amount or duration of the indemnification obligations pursuant to this Article 7 shall not be limited to the Earn-Out Payments.
     7.6 Shareholder Representative.
          (a) Mr. Cole is hereby designated by the HS Shareholders and the HP Owners to serve as their “Shareholder Representative” under this Acquisition Agreement with respect to the matters set forth in this Article 7 and, by his signature below, Mr. Cole hereby acknowledges such appointment and agrees to serve in such capacity on the terms set forth herein. Effective only upon the Closing, the Shareholder Representative shall act as the representative of the HS Shareholders and the HP Owners with respect to the matters set forth in this Article 7 and shall be authorized to act on behalf of such persons and to take any and all actions required or permitted to be taken by the HS Shareholders and the HP Owners under this Article 7 with respect to any claims (including the settlement thereof) made by Calavo for indemnification pursuant to this Article 7 (including, without limitation, the exercise of the power to agree to, negotiate, enter into settlements and compromises of, and comply with orders of courts and arbitrators with respect to, any claims for indemnification). Mr. Cole, during the period that he serves as the Shareholder Representative, shall be the only party entitled to assert the rights of the HS Shareholders and the HP Owners under this Article 7 after the Closing. Any person shall be entitled to rely on all statements, representations, and decisions of the Shareholder Representative.
          (b) The HS Shareholders and the HP Owners shall be bound by all actions taken by the Shareholder Representative in his capacity as such. The Shareholder Representative shall promptly, and in any event within ten days, provide written notice to the HS Shareholders and the HP Owners of any action taken on behalf of them by the Shareholder Representative pursuant to the authority delegated to the Shareholder Representative under this Article 7. The Shareholder Representative shall not be liable to any HS Shareholder or HP Owner for any error of judgment, or any action taken, or omitted to be taken, under this Acquisition Agreement, except in the case of its gross negligence or willful misconduct. The Shareholder Representative shall not be entitled to any compensation for his services. Mr. Cole agrees not to resign his position as the Shareholder Representative except by reason of his disability or death.

ARTICLE 8
GENERAL PROVISIONS
     8.1 Notices. All notices and other communications required or permitted by this Acquisition Agreement to be given by one party to another party shall be delivered in writing, by registered or certified United States mail (postage prepaid and return receipt requested), by reputable overnight delivery service, or by facsimile transmission, to the address for the party appearing in Exhibit 8.1 (or such other address or facsimile number as the party may designate to the other parties to this Acquisition Agreement). Any such notice or communication that is sent in the foregoing manner shall be deemed to have been delivered upon actual receipt by facsimile transmission, or three days after deposit in the United States mail, or one day after delivery to an overnight delivery service.
     8.2 Amendments and Termination; Entire Agreement. This Acquisition Agreement may be amended or terminated only by a writing executed by each party to this Acquisition Agreement. Together with the Disclosure Schedule and any and all exhibits and schedules to this Acquisition Agreement, this Acquisition Agreement constitutes the entire agreement of the parties relating to the subject matter hereof and supersedes all prior oral and written understandings and agreements relating to such subject matter.
     8.3 Incorporation of Exhibits and Schedules. Any and all exhibits and schedules that are attached to this Acquisition Agreement are incorporated into this Acquisition Agreement and shall be deemed to be part of this Acquisition Agreement.
     8.4 Successors and Assigns. This Acquisition Agreement shall be binding upon, and shall benefit, the parties hereto and their respective successors and assigns. Notwithstanding the foregoing, (1) the rights and obligations of the HS Shareholders and the HP Owners are not assignable to another person without Calavo’s prior written consent, and (2) the rights and obligations of Calavo hereunder are not assignable to another person without Mr. Cole’s prior written consent, except that Calavo may assign its rights and obligations hereunder without obtaining such consent in connection with Calavo’s merger with and into another corporation or in connection with the sale of all or substantially all of Calavo’s assets or capital stock to another person, provided that such other person assumes in a writing delivered to the HS Shareholders and the HP Owners all of the obligations of Calavo set forth in this Acquisition Agreement. Subject to the preceding sentences of this paragraph, this Acquisition Agreement is not intended to benefit any person, or to be enforceable by any person, other than the parties to this Acquisition Agreement.
     8.5 Calculation of Time. Wherever in this Acquisition Agreement a period of time is stated in a number of days, unless otherwise stated it shall be deemed to mean calendar days starting with the first day after the event or delivery of notice and ending at the end of the last day of the applicable time period. However, when any period of time so stated would end upon a Saturday, Sunday, or legal holiday, such period shall be deemed to end upon the next day following that is not a Saturday, Sunday, or legal holiday.
     8.6 Further Assurances. Each party to this Acquisition Agreement shall perform any further acts and execute and deliver any further documents that may be requested by another party and that are reasonably necessary to carry out the provisions of this Acquisition Agreement.

     8.7 Provisions Subject to Applicable Law. All provisions of this Acquisition Agreement shall be applicable only to the extent that they do not violate any applicable law, and are intended to be limited to the extent necessary so that they will not render this Acquisition Agreement invalid, illegal, or unenforceable under any applicable law. If any provision of this Acquisition Agreement or any application thereof shall be held to be invalid, illegal, or unenforceable, the validity, legality, and enforceability of other provisions of this Acquisition Agreement or of any other application of such provision shall in no way be affected thereby.
     8.8 Waiver of Rights. No party to this Acquisition Agreement shall be deemed to have waived any right or remedy that it has under this Acquisition Agreement unless this Acquisition Agreement expressly provides a period of time within which such right or remedy must be exercised and such period has expired or unless such party has expressly waived the same in writing. The waiver by any party of a right or remedy hereunder shall not be deemed to be a waiver of any other right or remedy or of any subsequent right or remedy of the same kind.
     8.9 Headings; Gender and Number; Interpretation.
          (a) The headings contained in this Acquisition Agreement are for reference purposes only and shall not affect in any manner the meaning or interpretation of this Acquisition Agreement.
          (b) Where appropriate to the context of this Acquisition Agreement, use of the singular shall be deemed also to refer to the plural, and use of the plural to the singular, and pronouns of one gender shall be deemed to comprehend either or both of the other genders.
          (c) The terms “hereof,” “herein,” “hereby,” and variations thereof shall, whenever used in this Acquisition Agreement, refer to this Acquisition Agreement as a whole and not to any particular section hereof. The term “person” refers to any natural person, corporation, partnership, limited liability company, or other association or entity.
          (d) The words “include,” “includes,” and “including” as used in this Acquisition Agreement shall be deemed to be followed by the words “without limitation.” Any statute, rule, or regulation defined or referred to in this Acquisition Agreement means such statute, rule, or regulation as from time to time amended, including by successor statutes, rules, and regulations.
     8.10 Expenses. Except as otherwise provided in this Acquisition Agreement, each party to this Acquisition Agreement shall bear its own costs and expenses incurred in connection with this Acquisition Agreement. Without limiting the generality of the preceding sentence, Calavo shall not be responsible for the payment of costs and expenses (including attorneys’ fees) incurred by any party other than Calavo in negotiating, interpreting, or enforcing this Acquisition Agreement, except as provided otherwise in Section 8.15.
     8.11 Counterparts. This Acquisition Agreement may be executed in two or more counterparts, and by each party on a separate counterpart, each of which shall be deemed an original but all of which taken together shall constitute but one and the same instrument. This Acquisition Agreement may be executed by facsimile.

     8.12 Representation by Counsel. The HS Shareholders and the HP Owners understand and acknowledge that: (1) TroyGould PC (“TroyGould”) has served as counsel to Calavo (and not to them) in connection with this Acquisition Agreement; (2) they have been advised to consult with their personal attorneys about this Acquisition Agreement and have had a sufficient opportunity to do so; and (3) no representations have been made to them by Calavo or TroyGould regarding the tax consequences to them of the consummation of the transactions contemplated by this Acquisition Agreement. In the event of any dispute between any parties to this Acquisition Agreement, no presumption or burden of proof shall be imposed on or against a party as a result of the preparation of this Acquisition Agreement by its counsel.
     8.13 Governing Laws. This Acquisition Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of California without giving effect to such state’s conflict-of-law principles.
     8.14 Arbitration of Disputes; Jury Trial Waiver.
          (a) To the fullest extent permitted by applicable law, all disputes arising at any time between two or more parties to this Acquisition Agreement concerning the interpretation or enforcement of this Acquisition Agreement shall be submitted to final and binding confidential arbitration, before one arbitrator, in accordance with the JAMS arbitration rules and procedures that are in effect on the date of such arbitration including, without limitation, any discovery rights that are expressly provided by such rules. If JAMS is not in operation as of the date of such dispute, references in this Section 8.14 to JAMS shall instead mean the American Arbitration Association.
          (b) All arbitration proceedings shall be conducted in Los Angeles, California and shall be administered by JAMS. Each party to this Acquisition Agreement consents to such venue and jurisdiction and agrees that personal jurisdiction over such party for purposes of the arbitration proceeding or for any court action that is permitted by this Acquisition Agreement may be effected by service of process addressed and delivered as provided in Section 8.1.
          (c) A party shall be entitled to initiate an arbitration proceeding if a dispute cannot be resolved amicably within thirty days after the other party has been notified in writing of the existence of the dispute. The parties to the dispute shall attempt to agree upon the arbitrator, who shall be a retired California state or federal court judge from the Los Angeles, California office of JAMS. If the parties cannot agree upon an arbitrator within fifteen days after the matter is submitted for arbitration, a retired California state or federal court judge from the Los Angeles, California office of JAMS promptly shall be appointed in accordance with the applicable rules of JAMS to serve as the sole arbitrator. Each party shall have the right to be represented by counsel in the arbitration proceeding.
          (d) The arbitrator hereby is instructed to interpret and enforce this Acquisition Agreement in strict accordance with its terms, and the arbitrator shall not have the right or power to alter or amend any term of this Acquisition Agreement except to the limited extent expressly provided above in Section 8.7, entitled Provisions Subject to Applicable Law. The arbitrator is required to apply applicable substantive law in making an award, and the arbitrator is required to issue a written decision that summarizes the findings and conclusions upon which the award is based. The arbitrator’s award shall be final and binding and may be enforced in any court having jurisdiction over the matter; provided, however, that an award of the arbitrator that is in violation of the requirements of either of the two immediately preceding sentences shall constitute an action that exceeds the arbitrator’s power under this Acquisition Agreement and may be vacated by a court of competent jurisdiction to the extent permitted by applicable California law.
          (e) Notwithstanding the preceding provisions of this Section 8.14, each party to this Acquisition Agreement is entitled to bring an action for temporary or preliminary injunctive relief at any time in any court of competent jurisdiction in order to prevent immeasurable and irreparable injury that might result from a breach of this Acquisition Agreement.
          (f) Each party hereto agrees that all rights to a trial by a jury of any claim arising out of or relating to this Acquisition Agreement are forever and absolutely waived.
     8.15 Attorneys’ Fees and Other Expenses. To the fullest extent permitted by applicable law, the unsuccessful party to any arbitration proceeding or to any court action that is permitted by this Acquisition Agreement shall pay to the prevailing party all costs and expenses, including, without limitation, reasonable attorneys’ fees, incurred in the arbitration proceeding or the court action by the successful party, all of which shall be included in and as a part of the award rendered in the proceeding or action. For purposes of this Section 8.15, attorneys’ fees shall include, without limitation, fees incurred in connection with post-judgment and post-award actions.
[signature page follows]

     IN WITNESS WHEREOF, Calavo, the HS Shareholders, and the HP Owners have executed and delivered this Acquisition Agreement as of the date first written above.

CALAVO GROWERS, INC.

By:	/s/ Arthur J. Bruno

Arthur J. Bruno
Chief Financial Officer

By:	/s/ Egidio Carbone

Egidio Carbone
Chairman of the Special Committee of the Board of Directors

/s/ LECIL E. COLE

LECIL E. COLE

/s/ ERIC WEINERT

ERIC WEINERT

/s/ SUZANNE COLE-SAVARD

SUZANNE COLE-SAVARD

/s/ GUY COLE

GUY COLE

/s/ LECIL E. COLE

LECIL E. COLE, AS TRUSTEE OF THE LECIL E. AND MARY JEANETTE COLE REVOCABLE TRUST DATED OCTOBER 19, 1993

/s/ MARY JEANETTE COLE

MARY JEANETTE COLE, AS TRUSTEE OF THE LECIL E. AND MARY JEANETTE COLE REVOCABLE TRUST DATED OCTOBER 19, 1993

EXHIBIT 1.6
EARN-OUT PAYMENTS EXAMPLE

	Estimated - 12 Months Ended
	December 31,
Financial Forecast Combined Operations	2007	May 31, 2009	May 31, 2010	Total
Minimum EBITDA (from Hawaiian Fruit Only)	$1,333,800	$1,400,000	$1,400,000

Payments if Minimums are Met	May 19, 2008		2009	2010	Total
Purchase land fee simple	$1,500,000				$1,500,000

Purchase of Operating Businesses
Purchase Contract	$3,500,000
Non-competes etc.	$—

Closing Payments for Operating Businesses	$3,500,000

EBITDA Multiple on business only	Approx. 2.5	X	2.5	2.5	7.5	X
Annual Payments based on EBITDA multiple			$3,500,000	$3,500,000

Total Payments	$3,500,000		$3,500,000	$3,500,000	$10,500,000

Total Payments including Land	$5,000,000				$12,000,000

“Floor and “Cap” Provisions on Earn-Out Payments (not including land)
Total Payments including the first payment cannot be Less Than					$8,500,000
Total Payments including the first payment cannot be More Than					$12,500,000

What “If” Scenarios

If EBITDA falls to			$1,200,000	$1,200,000
Then Payments to Cole would be	$3,500,000		$3,000,000	$3,000,000	$9,500,000

If EBITDA rises to			$1,600,000	$1,600,000
Then Payments to Cole would be	$3,500,000		$4,000,000	$4,000,000	$11,500,000

If EBITDA falls to			$750,000	$750,000
Then Payments to Cole would be	$3,500,000		$2,500,000	$2,500,000	$8,500,000

If EBITDA rises to			$2,000,000	$2,000,000
Then Payments to Cole would be	$3,500,000		$4,500,000	$4,500,000	$12,500,000

EXHIBIT 8.1
ADDRESSES FOR NOTICES

Calavo Growers, Inc.	Calavo Growers, Inc.
1141A Cummings Road
Santa Paula, California 93060
Attention: Chief Financial Officer
Fax: (805) 921-3223

Any HS Shareholder or HS Owner	c/o Lecil E. Cole
1750 Orcutt Road
Santa Paula, California 93060
Fax: (805) 525-5439

i

Table of Contents
(continued)

ii

Table of Contents
(continued)

iii

Index to Definitions

Page
727 Acres	1
Acquisition Agreement	1
Calavo	1
Closing	2
Closing Date	2
Code	1
Cole Financing Statement	11
Cole Mortgage	11
Cole Trust	1
Disclosure Schedule	6
Earn-Out Payments	2
Environmental Laws	13
Form 8023	20
Form 8594	22
GAAP	3
Governmental Authority	13
HP	1
HP Financial Statements	9
HP LLC Interests	1
HP Owners	1
HP Real Estate	10
HS	1
HS Financial Statements	9
HS Shareholders	1
HS Shares	1
Losses	27
Mr. Cole	1
Proprietary Rights	13
Purchase Price	2
Real Estate Contract	1
Section 338(h)(10) Election	1
Shareholder Representative	30
Special Committee	3
tax	14
tax return	14
TroyGould	33

iv